UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

4 July 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

4 July 2013

Diageo announces completion of USL share purchase agreement with UBHL

Diageo now the major shareholder in USL, the leading Indian spirits company, with a shareholding of 25.02%

Diageo has today completed the acquisition of a further 14.98% stake in United Spirits Limited, the leading spirits company in India. The consideration was INR 1440 per share and the total consideration of INR 31,345,558,560 (£344,190,791) has been settled today.

On 27 May 2013 Diageo subscribed for a preferential allotment of new shares in USL amounting to 10% of the post-issue enlarged share capital at a total consideration of INR 20,927,196,000 (£249,255,052). Separately, Diageo acquired 58,668 additional USL shares in the Tender Offer for a total consideration of INR 85,778,082 (£983,789). Diageo therefore now holds 36,359,192 shares representing 25.02% of the enlarged USL share capital at an aggregate cost of INR 52,358,532,642 (approximately £594,429,632). This represents a 18x multiple of USL’s EBITDA for the year ended 31 March 2013 and the transaction is expected to be eps accretive in year 2 and economic profit positive in year 5 assuming a 12% WACC.

With completion of the Share Purchase Agreement, the Shareholders’ Agreement between Diageo, United Breweries (Holdings) Limited and KFinvest is now effective. Diageo’s 25.02% shareholding in USL, together with the voting and other governance arrangements agreed with the UBHL group, including Dr Mallya’s continued role as Chairman of USL, will give Diageo control and enable Diageo to fully reflect the results of USL in its consolidated accounts, which it expects to do from 1 January 2014. Prior to this, Diageo will equity account its shareholding in USL.

Ivan Menezes, Chief Executive of Diageo, said:

‘USL’s strong market-leading position combined with Diageo’s strength and capabilities opens an exciting and important new chapter for Diageo in the attractive Indian spirits market. Since we received approval for this transaction we have been getting ready for closing and integration. Having completed the share purchase, we will now begin the work to identify and capture the significant growth opportunities within this attractive market.’

‘Through this acquisition we have transformed Diageo’s position in India, a market which is one of the biggest growth opportunities in our industry. India will become one of Diageo’s largest markets and with its increasing number of middle class consumers looking for premium and prestige local spirits brands as income levels rise it will also become a major contributor to our growth ambitions.’

Dr Vijay Mallya, Chairman of the UB Group, said:

'I am very pleased that we have completed our Share Purchase Agreement today. USL has entered into the next stage on its journey and I look forward to remaining part of that journey in my role as Chairman of USL.'

Key points:

•	Diageo has acquired shares from UBHL, KFinvest (a subsidiary of UBHL), Palmer Investment Group Limited and UB Sports Management Overseas Limited (two subsidiaries of USL) and SWEW Benefit Company (a company established for the benefit of certain USL employees).

•	Shares owned by the USL Benefit Trust which were part of the original transaction announced on 9 November 2012 and which represent 2.38% of the enlarged issued share capital of USL are not part of the sale and purchase announced today. If the release of all security interests over these shares is obtained they will be purchased separately at a later stage.

•	Diageo has funded the acquisition through existing cash resources and debt.

Important Information

The important information set out below comprises information regarding:

-	Completion of the Share Purchase Agreement
-	USL board and executive management appointments
-	The Shareholders’ Agreement
-	The Pioneer Distilleries tender offer
-	An update on the joint venture arrangements with Dr Mallya
-	Other important information and certain potential transaction risks

Completion of the Share Purchase Agreement

Following the conclusion of arrangements for the release of security over the 21,767,749 USL shares that have been sold to Diageo Bidco today and the recent decision of the High Court of Karnataka in respect of certain winding-up petitions pending against UBHL, Diageo has decided to close the Share Purchase Agreement, the final part of the USL Transaction announced on 9 November 2012.

It has not been possible to complete at this time the acquisition of shares from all of the sellers under the Share Purchase Agreement as certain lenders to USL are refusing to release security that they hold over the 3,459,090 USL shares (representing approximately 2.38% of the enlarged share capital of USL) held by the USL Benefit Trust notwithstanding that they have been repaid in full. USL believes that this refusal is in clear breach of the applicable contractual arrangements. Accordingly, USL and the trustees of the USL Benefit Trust are taking steps to expedite release of the security to enable the balance of the sale under the Share Purchase Agreement to Diageo Bidco to take effect as soon as practicable.

Important information on the decision of the High Court of Karnataka referred to above is contained in the “Other Important Information and Certain Potential Transaction Risks” section below.

USL Board and Executive Management Appointments

Dr Mallya will continue as non-executive director and chairman of USL. Ashok Capoor will continue as CEO of USL.

Following the Preferential Allotment, Diageo Bidco nominated Gilbert Ghostine as a non-executive director of USL, and USL confirmed that appointment at that time. Now, following closing of the Share Purchase Agreement, Diageo Bidco has nominated Ravi Rajagopal as a non-executive director of USL. In addition, Diageo Bidco has confirmed P.A. Murali as CFO and has also nominated him as an executive director of USL. These appointments are expected to be confirmed at a USL board meeting later today.

The appointment of the following additional non-executive directors of USL, all of whom are independent, is also expected to be confirmed at the USL board meeting later today: Arun Gandhi, Sudhakar Rao, D. Sivanandhan and Renu Kamad.

Following the USL board meeting today to confirm the above appointments, it is expected that there will be 10 directors on the Board of USL.

Shareholders’ Agreement

The Shareholders’ Agreement in relation to USL between Diageo, Diageo Bidco, UBHL and Kingfisher Finvest India Limited (“KFinvest”) has come into effect today.

Under this agreement:

- Diageo Bidco is entitled to nominate, propose or recommend directors to the USL board and appoint its nominees to the roles of CEO, CFO and the Head of Internal Audit.

- members of the UBHL group which hold USL shares are (subject to specific and limited agreed exceptions) obliged to vote their shares at Diageo Bidco's direction. This voting obligation will terminate on the earlier of the Diageo group reaching a majority position in USL and the end of the fourth full accounting period of Diageo after today’s date.

The other principal provisions of the Shareholders’ Agreement are set out in the announcement of the USL Transaction made by Diageo on 9 November 2012 (the “Transaction Announcement”). Its terms and the position under it are unchanged save that:

(i) the put option arrangements described in the Transaction Announcement no longer apply under the Shareholders’ Agreement; and

(ii) the number of shares that UBHL and KFinvest will be obliged to vote at Diageo Bidco's direction in accordance with the voting obligation described above has reduced as a result of a reduction in UBHL’s shareholding in USL. UBHL and KFinvest have informed Diageo that they currently hold, in aggregate, voting rights over 16,108,323 USL shares, representing 11.08% of USL’s enlarged share capital.

Pioneer Distilleries Tender Offer

As required by the SEBI Takeover Regulations, by virtue of the Shareholders’ Agreement coming into effect on completion of the USL Transaction, Diageo will publish, within 5 working days of the current date, a detailed public statement in respect of the mandatory tender offer to the public shareholders of Pioneer Distilleries Limited ("Pioneer") (a subsidiary of USL) to acquire up to the remaining 18.42% of Pioneer's outstanding share capital. Under the terms of the offer, Pioneer shareholders are entitled to receive INR 60 for each Pioneer share which shall be adjusted upwards by an amount computed at the rate of 10% per annum for the period from the date of the Transaction Announcement to the date of the detailed public statement. This values Pioneer at approximately INR 857 million (£9.4 million). At that price, and assuming full take-up of the offer by Pioneer shareholders, the maximum aggregate consideration payable would be approximately INR 158 million (£1.7 million). As the shares of Pioneer are infrequently traded on the Indian stock exchanges, the offer price is based on an independent valuation and not the market price. The market price of a Pioneer share on the last business day prior to the Transaction Announcement was INR 38.25.

Update on Joint Venture Arrangements with Dr Mallya

Having received the necessary regulatory and competition authority clearances, Diageo completed its agreement to acquire a 50% interest in the company which owns United National Breweries’ traditional sorghum beer business in South Africa on 27 June 2013. The remaining 50% is held by a company affiliated with Dr Mallya. Diageo has acquired its 50% interest for $36 million (approximately £24 million), subject to customary adjustments. Diageo announced its intention to form this joint venture on 9 November 2012, subsequently announcing its agreement to enter into such joint venture on 28 January 2013.

Following today’s completion of the USL Transaction, the near-term priority of Diageo and Dr Mallya is the integration of USL into the Diageo group. Once that is successfully under way, Diageo and Dr Mallya will explore the opportunity of extending their relationship into other emerging markets in Africa and Asia (excluding India) through a further joint venture relationship on terms and with a scope as yet to be determined. It is not certain whether such a joint venture will be established or, if so, on what basis. If this wider emerging markets joint venture is established, it is expected that the South African joint venture would be contributed to it.

Other Important Information and Certain Potential Transaction Risks

This section sets out some additional important information relating to aspects of today’s closing as well as certain potential continuing risks.

As described above, it has not been possible to complete at this time the acquisition of 3,459,090 USL shares (representing approximately 2.38% of the enlarged share capital of USL) under the Share Purchase Agreement from the USL Benefit Trust as certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL and the trustees of the USL Benefit Trust are taking steps to expedite release of the security to enable the balance of the sale under the Share Purchase Agreement to Diageo Bidco to take effect as soon as practicable. If it is not ultimately possible to complete the acquisition, the Share Purchase Agreement would lapse in relation to these shares and they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

As described above, the High Court of Karnataka (the “High Court”) has recently granted leave to UBHL under sections 536 and 537 of the Indian Companies Act in respect of five winding-up petitions currently pending against UBHL to enable the sale by UBHL to take place notwithstanding the continued existence of those winding-up petitions. The leave granted by the High Court, which places certain conditions on UBHL in relation to the sale, is in respect of the five winding-up petitions (the “Original Petitions”) that were pending on 9 November 2012, being the date on which the USL Transaction was agreed. Since then, two additional winding-up petitions have been brought against UBHL, and the leave granted by the High Court does not extend to them. It is also possible that the decision of the High Court in respect of the Original Petitions could be reviewed in the event of an appeal. It is considered unlikely that any appeal process in respect of the leave decision on the Original Petitions would definitively conclude on a timely basis. Accordingly, Diageo has, in relation to UBHL, waived the conditionality under the Share Purchase Agreement relating to the absence of insolvency proceedings and has acquired 10,141,437 USL shares from UBHL as part of today’s closing.

In the event that a winding-up order is passed in respect of UBHL, today’s sale of USL shares by UBHL to Diageo Bidco would, as a matter of Indian company law, be treated as automatically void unless leave of the court in respect of all relevant winding-up petitions had been or were obtained for that sale. Accordingly, it is possible that, if a winding-up order were to be passed in respect of UBHL, Diageo Bidco could lose title to the 10,141,437 USL shares acquired today from UBHL. If, following any such winding-up order, the sale of USL shares by UBHL to Diageo Bidco were to be treated as automatically void, it would remain open for retrospective leave to be sought for that sale in respect of any relevant winding-up petition. Whilst there can be no certainty as to the outcome of any such leave application, or the timeframe within which it would be concluded, Diageo believes that the acquisition price of INR 1,440 per USL share is fair and reasonable as regards USL, USL’s shareholders and USL’s secured and unsecured creditors. Diageo also takes comfort from the High Court’s conclusion, after detailed consideration, that the acquisition from UBHL enhances the business opportunities of UBHL and that the transaction is genuine and bona fide for the purposes of promoting the interests of UBHL and its creditors, including the creditors who brought the Original Petitions.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired today, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

As part of the arrangements being put in place at closing, Diageo Holdings Netherlands B.V. (“DHN”) has agreed to issue a conditional back-stop guarantee to Standard Chartered Bank (“Standard Chartered”) in respect of the liabilities of Watson Limited (“Watson”), a company affiliated with Dr Mallya and which is a significant shareholder in UBHL, under a $135 million facility that Standard Chartered expects, subject to agreement of full documentation and implementation of a security package, to advance to Watson to refinance certain existing loan facilities. The right of Standard Chartered to call on the guarantee from DHN would be subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its expected security package. In addition, DHN would have, in respect of its potential liability under this guarantee, the benefit of certain counter-indemnity protection as well as the security package put in place for the Standard Chartered facility.

Following today’s completion of the final part of the USL Transaction, Diageo will, as contemplated in the Transaction Announcement, now commence the implementation within the USL group of Diageo’s operational and governance standards as part of the USL group joining Diageo’s international group. As the principal operations of the USL group are located in India and are geographically and operationally devolved within that jurisdiction, it is possible that achieving Diageo’s proposed implementation could involve commitment of greater management time, costs and resources than expected, with potential implications for the day-to-day operations of the USL business units.

Except as disclosed in this announcement or previously by Diageo, there has been no significant change affecting any matter contained in the Transaction Announcement and no other significant new matter has arisen which would have been required to be mentioned in the Transaction Announcement if it had arisen at the time of preparation of the Transaction Announcement.

Terms defined in the Transaction Announcement have the same meaning where used in this announcement.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements relating to the financial condition, results of operations and business of USL and certain plans and objectives of Diageo. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by USL and/or Diageo in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. In particular, no statement regarding earnings per share should be interpreted to mean that earnings per share will necessarily be greater than those for any relevant preceding financial period. Neither USL nor Diageo assumes any obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

Sources of information

The share price of Pioneer in this announcement has been taken from the website of National Stock Exchange of India.

Foreign exchange information included in this announcement for historic transactions is based on the actual exchange rates achieved by Diageo when implementing the relevant transaction. Foreign exchange calculations for transactions on or around the date of this announcement have been based on the Reserve Bank of India exchange rates prevailing as at 3 July 2013 (with the INR:£ rate being INR 91.07:£1).

For further information

Media relations

Rowan Pearman +44 (0)208 978 4751
Jessica Rouleau +44 (0)208 978 4764
press.office@diageo.com

Investor relations
Catherine James +44 (0)7803 854550
Pier Falcione +44 (0) 208 978 4838

investor.relations@diageo.com

JM Financial acted as lead transaction and financial adviser to Diageo on the transaction. BofA Merrill Lynch acted as joint financial adviser.

Slaughter and May and Platinum Partners acted as legal advisers to Diageo. Deloitte LLP provided Financial and Tax due diligence services.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 4 July 2013	By:	/s/ C Kyanston
Name: C Kynaston
Title: Assistant Company Secretary